October 26, 2012

Mr. Larry Spirgel,

Assistant Director,

Mail Stop 3720,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	China Telecom Corporation Limited Annual Report on Form 20-F

for the Fiscal Year ended December 31, 2011 (File No. 001-31517)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated October 10, 2012, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2011 (the “Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F.

Mr. Spirgel	- 2 -

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

1.	We note your response to comment 3 from our letter dated August 7, 2012. Please revise in future filings to clearly disclose and quantify each material factor that contributed to changes in selling, general and administrative expense. In this regard, if material, you should discuss the impact of costs of terminal equipment offered as part of a promotional package to your customers for free or at a nominal amount to promote the Group’s telecommunication services.

We respectfully advise the Staff that in future filings, we will clearly disclose and quantify each material factor that contributed to changes in selling, general and administrative expenses. We will also further discuss the impact of costs of terminal equipment offered as part of a promotional package to our customers for free or at a nominal amount to promote the Group’s telecommunication services, if material.

Notes to Financial Statement

Note 2. Significant Accounting Policies, page F-14

2.	We note your response to prior comment 3 from our letter dated September 7, 2012. In future filings, please revise to disclose the costs of terminal equipment (mobile handsets) offered as part of a promotional package included in the consolidated statements of comprehensive income as “selling, general and administrative expense” for all years presented.

We respectfully advise the Staff that in future filings, we will disclose the costs of terminal equipment (mobile handsets) offered as part of a promotional package included in the consolidated statements of comprehensive income as “selling, general and administrative expenses” for all years presented.

*  *  *  *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Spirgel	- 3 -

Should you have any questions or wish to discuss the foregoing, please contact Yu Yao, Senior Project Manager, by telephone at (+86-10) 5850-1515, by fax at (+86-10) 6601-0728 or by email at yaoyu@chinatelecom.com.cn.

Very truly yours,

/s/ WANG Xiaochu
WANG Xiaochu
Chairman and Chief Executive Officer

cc:	Terry French
Christy Adams
(Securities and Exchange Commission)

Yi Chen
Yu Yao
(China Telecom Corporation Limited)

Chun Wei
(Sullivan & Cromwell LLP)

Terry Chu
(KPMG)